UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Platinum Underwriters Holdings, Ltd.
(Name of Issuer)

Common Shares, $0.01 par value per share
(Title of Class of Securities)

G7127P 10 0
(CUSIP Number)

Bruce A. Backberg Senior Vice President The St. Paul Companies, Inc. 385 Washington Street St. Paul, Minnesota 55102 (651) 310-7916
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d–7(b) for other parties to whom copies are to be sent.

CUSIP NO. G7127P 10 0

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The St. Paul Companies, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒*

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF (See Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 12,000,000

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%

14.	TYPE OF REPORTING PERSON HC

*  Group membership with Jay S. Fishman is disclaimed.

Item 1.   Security and Issuer.

This statement (the “Statement”) relates to (i) 6,000,000 Common Shares, $0.01 par value per share (the “Common Shares”), of Platinum Underwriters Holdings, Ltd., a Bermuda company (“Platinum”) and (ii) options to acquire, in the aggregate, up to 6,000,000 Common Shares of Platinum.

The address of the principal executive office of Platinum is: Platinum Underwriters Holdings, Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Item 2.   Identity and Background.

This statement is filed by and on behalf of The St. Paul Companies, Inc. (“The St. Paul”). The St. Paul is sometimes referred to as the “Reporting Person.”

The principal business address of The St. Paul is 385 Washington Street, St. Paul, Minnesota 55102.  The St. Paul is a management company principally engaged, through its subsidiaries, in providing commercial property-liability insurance.  The St. Paul also has a presence in the asset management industry through its 78% ownership interest in The John Nuveen Company.  The St. Paul is a Minnesota corporation.

(a)-(c); (f)  The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, advisory directors and executive officers, as applicable, of the Reporting Person are set forth in Exhibit A hereto.  Except as otherwise indicated in Exhibit A hereto, each person listed in Exhibit A hereto is a citizen of the United States.

(d)-(e)  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership on November 1, 2002 of the 12,000,000 Common Shares of Platinum to which this Statement relates (consisting of 6,000,000 outstanding Common Shares and options to purchase up to an additional

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6,000,000 Common Shares) pursuant to (1) a Formation and Separation Agreement, dated October 28, 2002, between The St. Paul and Platinum (the “Formation and Separation Agreement”), (2) an Option Agreement, dated November 1, 2002, among Platinum, The St. Paul and St. Paul Fire and Marine Insurance Company (“F&M”), a wholly owned subsidiary of The St. Paul (the “F&M Option Agreement”), (3) an Option Agreement, dated November 1, 2002,  among Platinum, The St. Paul and St. Paul Reinsurance Company Limited (“St. Paul Re UK”), a wholly owned subsidiary of The St. Paul (the “St. Paul Re UK Option Agreement”), (4) an Option Purchase and Sale Agreement, dated November 1, 2002, between F&M and The St. Paul (the “Purchase Agreement”) and an Option Agreement, dated November 1, 2002, among Platinum, The St. Paul and F&M (the “St. Paul Option Agreement” and, together with the F&M Option Agreement and the St. Paul Re UK Option Agreement, the “Option Agreements”).  The Common Shares and the additional Common Shares issuable upon exercise of the options are subject to a Registration Rights Agreement, dated November 1, 2002, between Platinum and The St. Paul (the “Registration Rights Agreement”).  For a description of the Formation and Separation Agreement, the Option Agreements, the Registration Rights Agreement and the Purchase Agreement, see “Item 4. Purpose of Transaction” below.  Copies of the Formation and Separation Agreement, the F&M Option Agreement, the St. Paul Re UK Option Agreement, the Registration Rights Agreement, the Purchase Agreement and the St. Paul Option Agreement are filed as Exhibits B, C, D, E, F and G hereto, respectively, and Exhibits B, C, D, E, F and G are specifically incorporated herein by reference in response to this Item 3.  The consideration used in making the purchases to which this Statement relates was the Transferred Business, as described in the Formation and Separation Agreement, and $122,157,990.45in cash, the source of which was working capital of F&M.

No funds used to purchase any of the CommonShares reported on this statement were borrowed.

Item 4.   Purpose of Transaction.

The St. Paul and its subsidiaries constitute one of the oldest insurance organizations in the United States, dating back to 1853. Through its division St. Paul Re, The St. Paul has been engaged in the reinsurance business since 1983. In December of 2001, in an effort to enhance the profitability of its reinsurance business, The St. Paul decided to narrow the product focus of its reinsurance operations and to exit certain lines of that business. In addition to curtailing various reinsurance operations, The St. Paul’s management decided that its reinsurance business and its primary insurance business should ideally operate as separate entities because of their different risk profiles and business characteristics.

Accordingly, The St. Paul determined to sponsor the formation of Platinum and its subsidiaries pursuant to the Formation and Separation Agreement, including the

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initial public offering of Platinum’s Common Shares (the “Public Offering”), a concurrent public offering of equity security units and The St. Paul’s contribution of cash and the Transferred Business to Platinum in return for the minority share ownership interests described herein.  The St. Paul currently intends to continue its share ownership in Platinum for the foreseeable future.

As part of the consideration for The St. Paul’s contribution of cash and the Transferred Business, Platinum granted St. Paul, through its wholly owned subsidiary F&M, a ten-year option to acquire up to 5,105,740 Common Shares pursuant to the F&M Option Agreement and, through its wholly owned subsidiary St. Paul Re UK, a ten-year option to acquire up to 894,260 Common Shares pursuant to the St. Paul Re UK Option Agreement, in each case at an exercise price per share of $27.00, subject to antidilution provisions as set forth therein.  At the completion of the Public Offering, F&M transferred its option to acquire 5,105,740 Common Shares to The St. Paul pursuant to the Purchase Agreement.  The St. Paul and Platinum entered into the St. Paul Option Agreement, on terms substantially identical to those of the F&M Option Agreement, in respect of the option transferred pursuant to the Purchase Agreement.

Under the Registration Rights Agreement, commencing one year after the completion of the Public Offering (unless Platinum consents to an earlier date, such consent not to be unreasonably withheld, provided that such earlier date shall not be less than 180 days after completion of the Public Offering unless Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Salomon Smith Barney Inc. consent), The St. Paul will have the right to require Platinum, subject to specified exceptions, on four occasions, to register under the 1933 Act any Common Shares owned by The St. Paul or its affiliates for sale in a public offering. From and after the fifth anniversary after the completion of the Public Offering, The St. Paul will have the right to an additional two demand registrations if The St. Paul beneficially owns more than 9.9% of the Common Shares then outstanding. Platinum will also use its reasonable best efforts to enable The St. Paul, from and after the third anniversary of the completion of the Public Offering, to distribute the Common Shares it beneficially owns in an offering on a continuous or delayed basis pursuant to a registration statement on Form S-3 or F-3 under the 1933 Act, provided that The St. Paul gives Platinum written notice specifying the aggregate number of Common Shares that it intends to attempt to distribute in each fiscal quarter at least ten business days prior to the beginning of such fiscal quarter.

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(a)-(j)      The purpose of The St. Paul’s acquisition of beneficial ownership of 12,000,000 Common Shares of Platinum is to facilitate the consummation of the transactions contemplated by the Formation and Separation Agreement relating to, among other things, the issuance to The St. Paul of 6,000,000 Common Shares and the options to acquire Common Shares pursuant to the Option Agreements in return for The St. Paul’s contribution to Platinum of cash and the Transferred Business.

Depending upon its evaluation of Platinum’s business and prospects, The St. Paul may, from time to time, directly or indirectly, purchase additional Common Shares and may, from time to time, dispose of all or a portion of the Common Shares held by it.  Any such additional purchases or sales of Common Shares may be effected through open market purchases, one or more tender offers, privately negotiated transactions, or otherwise, in each case in accordance with applicable provisions of the Formation and Separation Agreement, the Registration Rights Agreement and the Option Agreements.  However, there can be no assurance that The St. Paul will effect any such purchases or sales.

The foregoing descriptions of the Formation and Separation Agreement, the F&M Option Agreement, the St. Paul Re UK Option Agreement, the Registration Rights Agreement, the Purchase Agreement and the St. Paul Option Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits B, C, D, E, F and G, respectively.  Exhibits B, C, D, E, F and G are specifically incorporated herein by reference in response to this Item 4.

The St. Paul intends to regularly review the business performance of Platinum and may, from time to time, seek to make suggestions to management or directors of Platinum with respect to actions included among subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Except as set forth in this Statement, the Formation and Separation Agreement, the Option Agreements, the Registration Rights Agreement and the Purchase Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)   Amount beneficially owned: As of the date hereof, pursuant to the Formation and Separation Agreement and the Option Agreements, the Reporting Person may be deemed to have beneficially owned 12,000,000 Common Shares of the Issuer. F&M, United States Fidelity and Guaranty Company (“USF&G”) and St. Paul Re UK are direct or indirect wholly owned subsidiaries of The St. Paul.  5,105,740 Common Shares are issuable to The St. Paul upon exercise of outstanding options pursuant to the St. Paul Option Agreement and the Purchase Agreement.  F&M is the record owner of 5,724,490

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Common Shares.  USF&G is the record owner of 275,510 Common Shares.  894,260 Common Shares are issuable to St. Paul Re UK upon exercise of outstanding options pursuant to the St. Paul Re UK Option Agreement.  Hence, the Reporting Person may be deemed to beneficially own 12,000,000 Common Shares of Platinum, representing, upon completion of the Public Offering on November 1, 2002, approximately 24.5% of the class.  The percentages are calculated based on the 49,004,000 Common Shares reported by Platinum in its prospectus relating to the Common Shares, filed with the Securities and Exchange Commission on October 28, 2002 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, to be outstanding or issuable upon exercise of outstanding options which are exercisable within 60 days, and the additional 3,004,000 Common Shares issued by Platinum in connection with the exercise of an option to purchase additional Common Shares by the underwriters of the Public Offering.

(b)   Except as set forth in this Item 5, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the individuals named in Exhibit A hereto beneficially owns any shares of Common Shares of Platinum.

Number of shares as to which The St. Paul has:

(i) Sole power to vote or to direct the vote ….6,000,000

(ii) Shared power to vote or to direct the vote ….0

(iii) Sole power to dispose or to direct the disposition ….12,000,000

(iv) Shared power to dispose or to direct the disposition ….0

Despite owning 6,000,000 Common Shares, representing approximately 14.0% of Platinum’s outstanding Common Shares, the voting power of The St. Paul is limited to 9.9% of the voting power of Platinum’s outstanding Common Shares pursuant to a limitation on voting rights under Section 52 of the Bye-laws of Platinum, a copy of which is filed as Exhibit H hereto.

(c)   Except with respect to the transactions contemplated by the Formation and Separation Agreement, the Option Agreements, the Registration Rights Agreement and the Purchase Agreement, which are described in response to Item 4 above and incorporated herein by reference, the acquisition by Jay S. Fishman of 8,000 Common Shares in the Public Offering and the issuance to Mr. Fishman of an option to purchase, at $22.50 per share, up to an additional 25,000 Common Shares under Platinum’s 2002 Share Incentive Plan, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in Common Shares during the past 60 days.  The descriptions of the transactions contemplated by the Formation and Separation Agreement, the F&M Option

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Agreement, the St. Paul Re UK Option Agreement, the Registration Rights Agreement, the Purchase Agreement and the St. Paul Option Agreement in Item 4 are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B, C, D, E, F and G, respectively.  Exhibits B, C, D, E, F and G are specifically incorporated herein by reference in answer to this Item 5.

(d)   Except as set forth in this Item 5, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares of Platinum beneficially owned by the Reporting Person.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

See “Item 4.  Purpose of Transaction” for a description of all such agreements relating to the Common Shares, which is qualified in its entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B, C, D, E, F and G.  Exhibits B, C, D, E, F and G are specifically incorporated herein by reference in answer to this Item 6.

Except as described herein and in the Exhibits to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between the Reporting Person and any other persons with respect to any securities of Platinum.

Item 7.   Material to be Filed as Exhibits.

Exhibit A	Information concerning Directors and Executive Officers of The St. Paul, F&M, USF&G and St. Paul Re UK.

Exhibit B	Formation and Separation Agreement, dated as of October 28, 2002, between The St. Paul and Platinum.

Exhibit C	Option Agreement, dated as of November 1, 2002, among Platinum, The St. Paul and F&M.

Exhibit D	Option Agreement, dated as of November 1, 2002, among Platinum, The St. Paul and St. Paul Re UK.

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Exhibit E	Registration Rights Agreement, dated as of November 1, 2002, between Platinum and The St. Paul.

Exhibit F	Option Purchase and Sale Agreement, dated as of November 1, 2002, between F&M and The St. Paul.

Exhibit G	Option Agreement, dated as of November 1, 2002, among Platinum, The St. Paul and F&M.
.
Exhibit H	Bye-laws of Platinum.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 7, 2002

THE ST. PAUL COMPANIES, INC.

	By:	/s/ Bruce A. Backberg
	Name:	Bruce A. Backberg
	Title:	Senior Vice President

EXHIBIT INDEX

Exhibit	Description	Method of Filing

A	Information concerning Directors and Executive Officers of The St. Paul, F&M, USF&G and St. Paul Re UK	Filed herewith

B	Formation and Separation Agreement, dated as of October 28, 2002, between The St. Paul and Platinum	Incorporated by reference to Exhibit 2 contained in Platinum’s Registration Statement on Form S-1, as amended (File No. 333-86906)

C	Option Agreement, dated as of November 1, 2002, among Platinum, The St. Paul and F&M	Incorporated by reference to Exhibit 16 contained in Platinum’s Registration Statement on Form S-1, as amended (File No. 333-86906)

D	Option Agreement, dated as of November 1, 2002, among Platinum, The St. Paul and St. Paul Re UK	Incorporated by reference to Exhibit 16 contained in Platinum’s Registration Statement on Form S-1, as amended (File No. 333-86906)

E	Registration Rights Agreement, dated as of November 1, 2002, between Platinum and The St. Paul	Incorporated by reference to Exhibit 11 contained in Platinum’s Registration Statement on Form S-1, as amended (File No. 333-86906)

F	Option Purchase and Sale Agreement, dated as of November 1, 2002, between F&M and the St. Paul	Filed herewith

G	Option Agreement, dated as of November 1, 2002, among Platinum, The St. Paul and F&M	Filed herewith

H	Bye-laws of Platinum.	Incorporated by reference to Exhibit 3.2 contained in Platinum’s Registration Statement on Form S-1, as amended (File No. 333-86906)

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF
THE ST. PAUL COMPANIES, INC.

The names and present principal occupations of the directors and executive officers of The St. Paul Companies, Inc. are set forth below.  During the last five years, none of the individuals has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws.  All of the individuals listed below are citizens of the United States except Sir David John, who is a citizen of the United Kingdom.

Name	Position with The St. Paul	Present Principal Occupation or Employment	Business Address	Shares of Platinum Beneficially Owned	Description of Any Contract, Arrangement, Understanding or Relationship with Respect to Any Securities of Platinum

Carolyn Hogan Byrd	Director	Chairman and Chief Executive Officer, Globaltech Financial	Globaltech Financial 2839 Paces Ferry Road, Suite 810 Atlanta, GA 30339	0	None

John H. Dasburg	Director	President and Chief Executive Officer,Burger King Corporation	Burger King Corporation 17777 Old Cutler Road Miami, FL 33157	0	None

Janet M. Dolan	Director	President and Chief Executive Officer, Tennant Company	Tennant Company 701 N. Lilac Drive Minneapolis, MN 55422	0	None

Kenneth Marc Duberstein	Director	Chairman and Chief Executive Officer, The Duberstein Group	The Duberstein Group 2100 Pennsylvania Ave. NW, Suite 500 Washington, DC 20037	0	None

Jay Steven Fishman	Chairman, President, CEO and Director	Chairman, President, CEO and Director of The St. Paul	385 Washington Street St. Paul, MN 55102	8,000	*

Pierson MacDonald Grieve	Director	Retired Chairman and Chief Executive Officer, Ecolab, Inc.	4900 IDS Center 80 South 8th Street Minneapolis, MN 55402	0	None

Thomas R. Hodgson	Director	Former President and Chief Operating Officer, Abbott Laboratories	225 E. Deerpath Suite 222 Lake Forest, IL 60045	0	None

Sir David G. John, KCMG	Director	Chairman,The BOC Group PLC	The BOC Group Chertsey Road Windlesham Surrey GU20 6HG England	0	None

William Hugh Kling	Director	President, Minnesota Public Radio, President, Minnesota Communications Group and President, Greenspring Company	Minnesota Public Radio 45 E. 7th Street St. Paul, MN 55101	0	None

John A. MacColl	Vice Chairman, General Counsel, and Director	Vice Chairman and General Counsel of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

Bruce King MacLaury	Director	President Emeritus, The Brookings Institution	5109 Yuma Place, NW Washington, DC 20016	0	None

Glen D. Nelson	Director	Vice Chairman, Medtronic, Inc.	Medtronic, Inc. 710 Medtronic Pkwy. NE Minneapolis, MN 55432	0	None

Gordon M. Sprenger	Director	President and Chief Executive Officer, Allina Health Systems, Inc.	Allina Health Systems, Inc. P.O. Box 9310 Minneapolis, MN 55440-9310	0	None

Bruce Allen Backberg	Senior Vice President & Corporate Secretary	Senior Vice President & Corporate Secretary of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

Andy F. Bessette	Senior Vice President – Chief Administrative Officer	Senior Vice President – Chief Administrative Officer of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

Thomas Andrew Bradley	Chief Financial Officer	Chief Financial Officer of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

John P. Clifford, Jr.	Senior Vice President – Human Resources	Senior Vice President – Human Resources of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

Laura L. Gagnon	Vice President – Finance & Investor Relations	Vice President – Finance & Investor Relations of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

William Heyman	ExecutiveVice President – Investments	Executive Vice President – Investments of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

John Charles Treacy	Vice President – Corporate Controller	Vice President – Corporate Controller of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

Timothy Michael Yessman	Executive Vice President – Claim	Executive Vice President – Claim of The St. Paul	385 Washington Street St. Paul, MN 55102	0	None

*  As a non-employee director of Platinum, Mr. Fishman has been granted a ten-year option to purchase, at the initial public offering price, upto 25,000 Common Shares, vesting in three equal installments on each of the first three anniversaries of the Public Offering.

Exhibit F

OPTION PURCHASE AND SALE AGREEMENT

THIS OPTION PURCHASE AND SALE AGREEMENT (the “Agreement”) is made and entered into as of November 1, 2002, by and between St. Paul Fire and Marine Insurance Company, a Minnesota corporation (“Seller”), and The St. Paul Companies, Inc., a Minnesota corporation (“Buyer” and, together with its direct and indirect wholly-owned subsidiaries, “St. Paul”).

WHEREAS, Seller is a wholly-owned subsidiary of Buyer; and

WHEREAS, pursuant to the Formation and Separation Agreement dated as of October 28, 2002 (the “Formation and Separation Agreement”) between Buyer and Platinum Underwriters Holdings, Ltd., a Bermuda company (“Platinum”), Platinum and Seller have entered into an Option Agreement dated as of November 1, 2002; and

WHEREAS, the Option Agreement grants Seller an option (the “Option”) to purchase up to 5,105,740 common shares, par value $0.01 per share (“Option Shares”), of Platinum, subject to the terms and conditions of the Option Agreement; and

WHEREAS, Platinum has issued the Option to Seller as partial consideration for the contribution by St. Paul to Platinum of cash and certain assets related to the reinsurance business of St. Paul, all in accordance with the transactions contemplated by the Formation and Separation Agreement; and

WHEREAS, the Option Agreement provides that Seller may at any time assign or otherwise transfer the Option or the Option Shares to Buyer or any of its direct or indirect wholly-owned subsidiaries; and

WHEREAS, subject to the terms of this Agreement, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Option at current fair market value as determined by an independent accounting firm; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby agree as follows:

ARTICLE I

Purchase and Sale of Option; Assignment of Option Agreement

1.1           Purchase and Sale of Option; Assignment of Option Agreement.  Subject to the terms and conditions of this Agreement, Seller shall sell, assign, transfer and set over unto Buyer, and Buyer shall purchase and acquire from Seller, in a transaction exempt from the registration requirements of the Securities Act of 1933(the “Act”), all of Seller’s right, title and interest in and to the Option and the Option Agreement.

1.2           Purchase Price Amount.  The purchase price to be paid to Seller by Buyer for the Option shall be $9.08 per Option Share or $46,360,122 in the aggregate.  The parties agree that such purchase price represents the current fair market value of the Option as determined by the valuation of Ernst & Young dated November 1, 2002, a copy of which is attached hereto as Exhibit A.

1.3           Closing.  The consummation of the transactions described in this Agreement shall take place on the date hereof, or as soon as practicable thereafter (the “Closing Date”), and shall be effective as of the date hereof.  On the Closing Date, each party shall deliver to the other party such documents, instruments, and materials as may be reasonably required in order to effectuate the intent and provisions of this Agreement, and all such documents, instruments and materials shall be reasonably satisfactory in form and substance to each party.  Without limiting the scope of the foregoing provision, Seller shall deliver to Buyer an Assignment of the Option Agreement, and Buyer shall deliver to Seller the full purchase price for the Option by wire transfer to an account designated in writing by Seller.

1.4           Execution of New Option Agreement.  As required by the terms of the Option Agreement, Buyer shall, as soon as practicable following the Closing Date, enter into an option agreement with Platinum that is substantially identical to the Option Agreement.

ARTICLE II

Representations and Warranties of Seller

As an inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer as follows:

2.1           Organization and Corporate Power.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, and has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

2.2           Execution, Delivery; Valid and Binding Agreement.  The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery and performance of this Agreement.  This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms.

2.3           No Breach.  The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in the creation of a right of termination or acceleration or any lien under, or require any authorization or consent pursuant to the provisions of the Articles of Incorporation or Bylaws of Seller or any indenture, mortgage, lease, loan agreement or other agreement or instrument by which Seller is bound or

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affected, or any law, statute, rule or regulation or order, judgment or decree to which Seller is subject.

2.4           Ownership of Option.  Seller owns all right, title and interest in and to the Option, beneficially and of record, free and clear of any security interests, claims, liens, pledges, options, encumbrances, charges, agreements, or other arrangements, restrictions or limitations of any kind other than those set forth in the Option Agreement. On the Closing Date, the delivery of an Assignment of the Option Agreement in the manner set forth in Section 1.3 hereof will transfer good and valid title to the Option to Buyer, free and clear of any security interests, claims, liens, pledges, options, encumbrances, charges, agreements or other arrangements, restrictions or limitations of any kind other than those set forth in the Option Agreement.

2.5           Exemption from Registration.  Assuming the accuracy of the representations and warranties of Buyer set forth in Section 3.4 hereof, the offer, sale and assignment of the Option and the issuance of Option Shares upon exercise of the Option constitute transaction exempt from the registration requirements of Section 5 of the Act and in compliance with all applicable federal and state securities laws.

2.6           No Other Representations or Warranties.  Except for the representations and warranties set forth in this Agreement, Seller makes no express or implied representation or warranty on behalf of or with respect to Seller, and Seller hereby disclaims any representation or warranty not contained herein.

ARTICLE III

Representations and Warranties of Buyer

As an inducement to Seller to enter into this Agreement, Buyer hereby represents and warrants to Seller as follows:

3.1           Organization and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, and has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

3.2           Execution, Delivery; Valid and Binding Agreement.  The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery and performance of this Agreement.  This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable in accordance with its terms.

3.3           No Breach.  The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in the creation of

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a right of termination or acceleration or any lien under, or require any authorization or consent pursuant to the provisions of the Articles of Incorporation or Bylaws of Buyer or any indenture, mortgage, lease, loan agreement or other agreement or instrument by which Buyer is bound or affected, or any law, statute, rule or regulation or order, judgment or decree to which Buyer is subject.

3.4           Investment Intent.  Buyer hereby confirms that the Option will be acquired for investment for Buyer’s own account or the account of any subsidiary of Buyer (other than Seller), substantially all of the capital stock of which is directly or indirectly owned by Buyer, not as a nominee or agent, and not with a view to the resale or distribution of the Option or the Option Shares, and that Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same; provided that nothing in this Section 3.4 shall prevent Buyer from transferring the Option in accordance with the Option Agreement, and in any case in accordance with all applicable laws.

3.5           No Other Representations or Warranties.  Except for the representations and warranties set forth in this Agreement, Buyer makes no express or implied representation or warranty on behalf of or with respect to Buyer, and Buyer hereby disclaims any representation or warranty not contained herein.

ARTICLE IV

Miscellaneous

4.1           Further Assurances. Seller hereby agrees, from time to time, without any additional consideration, to execute and deliver (and to cause its direct and indirect subsidiaries to execute and deliver) such further separate assignments or other instruments of conveyance or transfer as Buyer reasonably may request in order to effect the transfer to Buyer of all of Seller’s interest in the Option and the Option Agreement.

4.2           Binding Effect; Survival.  This Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties hereto and their respective heirs, successors and permitted assigns.  The representations and warranties of Buyer and Seller shall terminate on the Closing Date.  Seller’s obligations pursuant to Section 4.1 hereof shall survive the Closing Date.

4.3           Governing Law.  This Agreement shall in all respects be governed by, and enforced and interpreted in accordance with, the laws of the State of Minnesota.

4.4           Entire Agreement.  This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter of this Agreement.  This Agreement may not be amended nor many any provision be waived except by a writing signed, in the case of an amendment, by each party hereto and, in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof unless the other party is materially prejudiced thereby, nor shall any single or partial exercise

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thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

4.5           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand (with receipt confirmed), or by certified mail, postage prepaid and return receipt requested, or facsimile transmission addressed as follows (or to such other address as a party may designate by written notice to the other) and shall be deemed given on the date on which such notice is received:

If to Seller:

St. Paul Fire and Marine Insurance Company

385 Washington Street

St. Paul, MN  55102

If to Buyer:

The St. Paul Companies, Inc.

385 Washington Street

St. Paul, MN  55102

4.6           No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and shall not be deemed to confer upon third parties any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

4.7           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date set forth in the first paragraph above.

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/	Thomas A. Bradley

Its:

Executive Vice President and Chief Financial Officer

THE ST. PAUL COMPANIES, INC.

By:	/s/

Thomas A. Bradley

Its:

Executive Vice President and Chief Financial Officer

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Exhibit G

OPTION AGREEMENT

NONE OF THE OPTION (AS DEFINED BELOW) AND THE COMMON SHARES DELIVERABLE UPON EXERCISE OF THE OPTION HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933. NEITHER THE OPTION, NOR ANY INTEREST THEREIN, NOR ANY COMMON SHARES DELIVERABLE UPON EXERCISE THEREOF MAY BE ASSIGNED OR OTHERWISE TRANSFERRED, DISPOSED OF OR ENCUMBERED EXCEPT FOLLOWING RECEIPT BY PLATINUM UNDERWRITERS HOLDINGS, LTD. (THE “COMPANY”) OF EVIDENCE SATISFACTORY TO IT, WHICH MAY INCLUDE AN OPINION OF UNITED STATES COUNSEL, THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR STATE SECURITIES LAWS AND UPON OBTAINMENT OF ANY REQUIRED GOVERNMENT APPROVALS AND EXCEPT TO THE EXTENT PERMITTED HEREIN.  TRANSFER (AS DEFINED IN THE COMPANY’S BYE-LAWS) OF THE OPTION OR ANY INTEREST THEREIN, OR ANY COMMON SHARES DELIVERABLE UPON EXERCISE THEREOF, MAY BE DISAPPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY IF, IN ITS REASONABLE JUDGMENT, IT HAS REASON TO BELIEVE THAT SUCH TRANSFER MAY EXPOSE THE COMPANY, ANY SUBSIDIARY THEREOF, ANY SHAREHOLDER OR ANY PERSON CEDING INSURANCE TO THE COMPANY OR ANY SUCH SUBSIDIARY TO ADVERSE TAX OR REGULATORY TREATMENT IN ANY JURISDICTION. COMMON SHARES OBTAINED UPON EXERCISE OF THE OPTION ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFER AS SET FORTH IN SECTION 6 OF THIS OPTION AGREEMENT.

This OPTION AGREEMENT is made as of the first day of November, 2002 between (i) PLATINUM UNDERWRITERS HOLDINGS, LTD., a company organized under the laws of the Islands of Bermuda (the “Company”) and (ii) THE ST. PAUL COMPANIES, INC., a company incorporated under the laws of the State of Minnesota (“St. Paul”).

R E C I T A L S :

WHEREAS, the Company has conducted an initial public offering (the “Public Offering”) of its common shares of par value U.S. $0.01 per share (the “Common Shares”);

WHEREAS, St. Paul and the Company have entered into a Formation and Separation Agreement, dated as of October 28, 2002 (the “Formation and Separation Agreement”) in which St. Paul and the Company have set forth certain terms of their continuing relationship following the Public Offering;

WHEREAS, pursuant to the Formation and Separation Agreement, the Company has, among other things, issued the Option, as defined below, exercisable under the circumstances specified in this Agreement, to St. Paul Fire and Marine Insurance Company (“Fire and Marine”), a company incorporated under the laws of the State of Minnesota and a wholly owned subsidiary of St. Paul pursuant to an Option Agreement, dated as of November 1, 2002 (the “Fire and Marine Option Agreement”), among the Company, St. Paul and Fire and Marine, and

WHEREAS, immediately upon completion of the Public Offering, Fire and Marine has transferred the option granted to it under the Fire and Marine Option Agreement to St. Paul pursuant to an Option Purchase and Sale Agreement, dated as of November 1, 2002 (the “Purchase Agreement”).

NOW, THEREFORE, in furtherance of the transactions contemplated by the Formation and Separation Agreement, and in consideration of the mutual promises, covenants and agreements set forth therein and herein, the receipt and sufficiency of which are acknowledged, the parties hereby agree as follows:

1.             (a)           The Company hereby acknowledges the transfer of the Option by Fire and Marine to St. Paul pursuant to the Purchase Agreement and acknowledges and agrees that St. Paul has an option (the “Option”) to purchase for cash up to 5,105,740 Common Shares (the “Option Shares”) in accordance with the terms and conditions of this Agreement.

(b)           The Option is exercisable, at an exercise price per Common Share of $27 (the “Option Price”), in whole or in part at any time prior to the tenth anniversary of the completion of the Public Offering (the “Exercise Period”).

(c)           An “Exercise Date” is any day during an Exercise Period, other than a Saturday, Sunday or other day on which banking institutions in New York City or Bermuda are authorized or obligated by law or executive order to close (a “Business Day”).  The Option may be exercised as provided herein until 12:01 A.M., New York City time, on the first day after the expiration of the Exercise Period.

(d)           Notwithstanding anything to the contrary in this Agreement, St. Paul’s beneficial ownership interest in the Common Shares may not at any time and under any circumstances be equal to or exceed that percentage of the Common Shares outstanding that would cause St. Paul to be a “United States 25% Shareholder” as defined in the Company’s bye-laws as in effect as of the completion of the Public Offering.  It is agreed and understood that, prior to any exercise of the Option, St. Paul shall, if necessary, dispose of such number of Common Shares so that, immediately after any exercise of Option, St. Paul will not be a “United States 25% Shareholder”.

(e)           Option Shares upon issue will rank equally in all respects with the other Common Shares of the Company, but in no case will any Option Shares carry any option or other right to subscribe for further additional shares.

(f)            St. Paul is not, solely by virtue hereof, entitled to any rights of a shareholder in the Company either at law or in equity.

(g)           Upon any merger, amalgamation, consolidation, scheme of arrangement or similar transaction involving the Company and any third party that is not a subsidiary of the Company, or any sale of all or substantially all the assets of the Company to any third party that is not a subsidiary of the Company (each, a “Transaction”) in which all holders of Common

Shares become entitled to receive, in respect of such shares, any capital stock, rights to acquire capital stock or other securities of the Company or of any other person, any cash or any other property, or any combination of the foregoing (collectively, “Transaction Consideration”), the Option shall entitle St. Paul to receive all Transaction Consideration that St. Paul would have been entitled to if it had exercised the Option in full immediately prior to the Transaction (to the extent it remains unexercised and without regard to the limitations in Section 1(d) hereof), in each case upon payment by St. Paul of the Option Price as in effect immediately prior to such time.  In determining the kind and amount of Transaction Consideration that St. Paul would be entitled to receive in respect of any Transaction pursuant to this Section 1(g), St. Paul shall be entitled to exercise any rights of election as to the kinds and amounts of consideration receivable in such Transaction that are provided to holders of Common Shares in such Transactions.  Any adjustment in respect of a Transaction pursuant to this Section 1(g) shall become effective immediately after the effective time of such Transaction, retroactive to any record date therefor. The Company shall take such action as is necessary to ensure that St. Paul shall be entitled to receive Transaction Consideration upon the terms and conditions provided in this Section 1(g). Notwithstanding the foregoing, if an adjustment is made pursuant to this Section 1(g) in respect of a Transaction that involves a Change of Control (as defined below), St. Paul shall be entitled to exercise the Option pursuant to this Section 1(g) without regard to Section 1(d) hereof.  A Transaction is deemed to have involved a “Change of Control” if the beneficial owners of the outstanding Common Shares immediately prior to the effective time of such Transaction are not the beneficial owners of a majority of the total voting power of the surviving or acquiring entity in the Transaction, as the case may be, immediately after such effective time.

2.             (a)           To exercise the Option in accordance with Section 1(b) hereof, St. Paul shall provide written notice to the Company of its intention to exercise all or a portion of the Option at least ten (10) Business Days prior to the intended Exercise Date (such notice must indicate the number of Option Shares St. Paul intends to purchase upon exercise of the Option and must be in writing signed by or on behalf of St. Paul and delivered or sent to the Company in accordance with Section 9 hereof).

(b)           The Company shall issue and allot Option Shares upon exercise of the Option and payment of the total price payable therefor.

(c)           Concurrently with the issuance of the Option Shares pursuant to Section 2(b) above, St. Paul shall pay the Option Price for any exercise hereunder by wire transfer of immediately available funds to an account specified at least five (5) Business Days in advance by the Company; such Option Price being an amount in U.S. dollars equal to the product of (i) the number of Option Shares to be purchased pursuant to any exercise of the Option and  (ii) the Option Price.

(d)           Notwithstanding anything to the contrary in this Agreement, the Option may not be exercised under this Agreement unless the required regulatory approvals set forth in Section 5 shall have been obtained.

3.             (a)           In case the Company at any time after the date that the number of Common Shares issuable pursuant to the Public Offering and the St. Paul Investment has been determined:

 (A)         declares or pays a dividend or makes any other distribution with respect to its capital stock in Common Shares such that the number of Common Shares outstanding is increased,

 (B)          subdivides or splits-up its outstanding Common Shares, such that the number of Common Shares outstanding is increased,

 (C)          combines its outstanding Common Shares into a smaller number of Common Shares or

 (D)         effects any reclassification of the Common Shares other than a change in par value (including any such reclassification in connection with an amalgamation or merger in which the Company is the surviving entity or a reincorporation of the Company), the number of Common Shares purchasable upon exercise of the Option shall be proportionately adjusted so that St. Paul will be entitled to receive the kind and number of Common Shares or other securities of the Company which it would have been entitled to receive after the happening of any of the events described above if the Option had been exercised immediately prior to the happening of such event or any record date with respect thereto.  An adjustment made pursuant to this paragraph 3(a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

(b)           In case the Company issues rights, options or warrants to all holders of its outstanding Common Shares entitling them to subscribe for or purchase Common Shares at a price per share which is lower at the record date mentioned below than the then Current Market Value (as defined in Section 3(d)), the number of Option Shares that St. Paul may purchase thereafter upon the exercise of the Option will be determined by multiplying the number of Option Shares theretofore purchasable upon exercise of the Option by a fraction, of which the numerator is the sum of (A) the number of Common Shares outstanding on the record date for determining shareholders entitled to receive such rights, options or warrants plus (B) the number of additional Common Shares offered for subscription or purchase, and of which the denominator shall be the sum of (A) the number of Common Shares outstanding on the record date for determining shareholders entitled to receive such rights, options or warrants plus (B) the number of shares which the aggregate offering price of the total number of Common Shares so offered would purchase at the Current Market Value (as defined below in Section 3(d)) per share of Common Shares at such record date.  Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights, options or warrants.

(c)           In the event the Company distributes to all holders of its Common Shares any of the capital stock of any of its subsidiaries (each, a “Subsidiary”), the Option will upon such distribution be deemed to be an option to purchase the kind and number of shares of the capital stock of the Subsidiary which St. Paul would have been entitled to receive after such distribution had the Option been exercised immediately prior to such distribution or any record date with respect thereto.  The roll-over of the Option into an option to purchase shares of capital stock of the applicable Subsidiary pursuant to this Section 3(c) will become effective immediately after the effective date of the distribution of shares of the capital stock of the applicable Subsidiary to shareholders of the Company described above.

(d)           For the purpose of any computation under Section 3(b), the “Current Market Value” of such Common Shares on a specified date is deemed to be the average of the daily closing prices per share for the ten consecutive Trading Days (as defined below) ending on the day before the applicable record date.  “Trading Day” means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which the Common Shares are not traded on the applicable securities exchange or on the applicable securities market.  The closing price for each day is the reported last sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange or, if the Common Shares are not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common Shares are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the NASDAQ National Market or, if the Common Shares are not listed or admitted to trading on any national securities exchange or quoted on the NASDAQ National Market, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm reasonably selected from time to time by the Board of Directors of the Company for that purpose.

(e)           In the event the Company shall, in any calendar year, by dividend or otherwise, distribute to all or substantially all holders of its Common Shares (the “Current Distribution”) (i) any dividend or other distribution of cash, evidences of indebtedness, or any other assets or properties (other than as described in Sections 3(a)-(c) above) or (ii) any options, warrants or other rights to subscribe for or purchase any of the foregoing, with a fair value (as determined in good faith by the Company’s Board of Directors) per Common Share that, when combined with the aggregate amount per Common Share paid in respect of all other such distributions to all or substantially all holders of its Common Shares within such calendar year, exceeds (1) for calendar year 2003, the Initial Dividend (as defined below) or (2) for any subsequent calendar year, an amount equal to the Initial Dividend increased at a rate of 10% per annum from January 1, 2003, compounded annually on December 31 of each year commencing in 2003 (such excess of the Current Distribution being herein referred to as the “Excess Distribution Amount”), the per share Option Price in effect immediately prior to the close of business on the date fixed for such payment shall be reduced by the Excess Distribution Amount, such reduction to become effective immediately prior to the opening of business on the day following the date fixed for such payment.  The “Initial Dividend” means the distributions per Common Share described in items (i) and (ii) above paid by the Company to all or substantially all holders of its Common Shares during the 2003 calendar year as determined by the Company’s Board of Directors, up to a maximum of $0.44 per Common Share.

(f)            Whenever the number of Common Shares purchasable by St. Paul upon the exercise of the Option is adjusted, as herein provided, the Option Price shall be adjusted by multiplying the Option Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Option Shares purchasable upon the exercise of the Option immediately prior to such adjustment, and of which the denominator shall be the number of Option Shares purchasable immediately thereafter.

(g)           No adjustment in the number of Option Shares purchasable upon the exercise of the Option need be made under Section 3(b) and (c) if the Company issues or distributes, pursuant to this Agreement, to St. Paul the shares, rights, options, warrants, securities or assets referred to in those paragraphs which St. Paul would have been entitled to receive had the Option been exercised prior to the happening of such event or the record date with respect thereto.  No adjustment need be made for a change in the par value of the Option Shares.

(h)           For the purpose of this Section 3, the term “Common Shares” shall mean (i) the class of stock consisting of the Common Shares of the Company, or (ii) any other class of stock resulting from successive changes or reclassification of such shares other than consisting solely of changes in par value.  In the event that at any time, as a result of an adjustment made pursuant to Section 3 (a) above, St. Paul will become entitled to receive any securities of the Company other than Common Shares, thereafter the number of such other securities so receivable upon exercise of the Option and the Option Price of such securities will be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Option Shares contained in paragraphs (a) through (f), inclusive, above; provided, however, that the Option Price will at no time be less than the aggregate par value of the Common Shares or other securities of the Company obtainable upon exercise of the Option.

(i)            In the case of Section 3(b), upon the expiration of any rights, options or warrants or if any thereof shall not have been exercised, the Option Price and the number of Common Shares purchasable upon the exercise of the Option shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) as if (A) the only Common Shares so issued were the Common Shares, if any, actually issued or sold upon the exercise of such rights, options or warrants and (B) such Common Shares, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options or warrants whether or not exercised; provided, further, that no such readjustment may have the effect of increasing Option Price or decreasing the number of Common Shares purchasable upon the exercise of the Option by an amount in excess of the amount of the adjustment initially made in respect to the issuance, sale or grant or such rights, options or warrants.

(j)            In the case of Section 3(b), on any change in the number of Common Shares deliverable upon exercise of any such rights, options or warrants, other than a change resulting from the antidilution provisions hereof, the number of Option Shares thereafter purchasable upon the exercise of the Option shall forthwith be readjusted to such number as would have been obtained had the adjustment made upon the issuance of such rights, options or warrants not converted prior to such change (or rights, options or warrants related to such securities not converted prior to such change) been made upon the basis of such change.

(k)           The Company may at its option, at any time during the term of the Option, reduce the then current Option Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company, including such reductions in the exercise price as the Company considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

4.             The Company undertakes to use commercially reasonable efforts to increase its authorized share capital prior to the dates upon which the Option shall become exercisable to a level sufficient to satisfy any exercise of the Option.

5.             (a)           For so long as the Option is exercisable hereunder, each party hereto shall (i) use its commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of all governmental authorities and officials that may be or become necessary for the performance of its obligations pursuant to this Agreement and (ii) cooperate reasonably with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals.  The parties hereto agree to cooperate reasonably, complete and file any joint applications for any authorizations from any governmental authorities reasonably necessary or desirable to effectuate the transactions contemplated by this Agreement.  The parties hereto agree that they will keep each other apprised of the status of matters relating to the exercise of the Option, including reasonably promptly furnishing the other with copies of notices or other communications received by the Company or from all third parties and governmental authorities with respect to the Option.

(b)           For so long as the Option is exercisable, the Company and St. Paul agree to reasonably promptly prepare and file, if necessary, any filing under the  Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) in order to enable St. Paul to exercise such Option pursuant to this Agreement.  Each party hereby covenants to cooperate reasonably with the other such party to the extent reasonably necessary to assist in making reasonable supplemental presentations to the FTC or the DOJ, and, if requested by the FTC or the DOJ, to reasonably promptly amend or furnish additional information thereunder.

(c)           Any reasonable out-of-pocket costs and expenses arising in connection with actions taken pursuant to this Section 5 shall be borne by St. Paul.

6.             (a)           The Option and the Option Shares may not be assigned or otherwise transferred, disposed of or encumbered by St. Paul (or any subsequent transferee) in whole or in part except as provided in this Section 6.  Notwithstanding anything to the contrary in this Agreement, St. Paul may, at any time, assign or otherwise transfer, dispose or encumber the Option or the Option Shares in whole or in part to any direct or indirect wholly owned subsidiary of St. Paul, provided that such transferee shall enter into an option agreement with the Company that is substantially identical to this Agreement.

(b)           In the event of a merger of St. Paul into another person, or a sale, transfer or lease to another person of all or substantially all the assets of St. Paul, the Option or the Option Shares may be transferred as part of such transaction to the other party to such transaction.

(c)           On and after the date which is the second anniversary of the closing date of the Public Offering, St. Paul may transfer the Option or the Option Shares, in whole or in part, in one or more private transaction(s) to up to three institutional accredited investors; provided, however, that any proposed transfer is conditioned upon

(i)            receipt by the Company of evidence satisfactory to it, which may include an opinion of United States counsel that such transfer would not require registration under the Securities Act or state securities laws and upon the obtainment of any required government approvals (which approvals the Company agrees to use commercially reasonable efforts to assist in obtaining); and

(ii)           the proposed transferee executing and delivering instruments reasonably acceptable to the Company acknowledging

(A)          that the Option and the Option Shares have not been registered under the Securities Act and, accordingly, the transferee may not offer, sell, assign, pledge or otherwise transfer the Option or any Option Shares except pursuant to an effective registration statement under the Securities Act covering such Option Shares or pursuant to an available exemption from the registration requirements of the Securities Act and in compliance with all applicable state securities laws;

(B)           that the Company is entitled to decline to register any transfer (as defined in the Company’s bye-laws) of Option Shares, and any transfer of the Option and Option Shares shall be void, unless (i) such transfer is made pursuant to and in accordance with Rule 144 (provided that the Company (or its designated agent for such purpose) may request a certificate satisfactory to it of compliance by the transferor with the requirements of Rule 144), (ii) such transfer is made pursuant to another available exemption from the registration requirements of the Securities Act (provided that, if not already a party hereto, the intended transferee agrees to abide by the provisions of this Section 6(c)(ii), and provided, further, that, if the Company requests, the transferor first provides the Company (or such agent) with evidence satisfactory to it, which may include an opinion of U.S. counsel satisfactory to the Company, to the effect that such transfer is made pursuant to another available exemption from the registration requirements of the Securities Act), (iii) such transfer is made pursuant to an effective registration statement under the Securities Act covering the Option Shares being transferred, including a registration statement filed pursuant to the Registration Rights Agreement and in all cases pursuant to this clause (B) such transfer is in compliance with all applicable state securities laws (the Company being entitled to waive or modify the foregoing transfer requirements, generally or in any particular case, to the extent that it determines, on advice of U.S. counsel, that compliance with such requirements is not necessary to ensure compliance with the Securities Act or any applicable state securities laws, or such modification is necessary to ensure compliance with the Securities Act or any applicable state securities laws, as the case may be) and (iv) such transferee agrees to be bound by the provisions of this Agreement;

(C)           that, except as provided below, no Option Share shall be held in book-entry form, and each certificate representing a Option Share shall be evidenced by a certificate bearing a restrictive legend (the “Legend”) substantially in the form set forth below:

THE COMMON SHARES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. SUCH SHARES MAY NOT BE HELD IN BOOK-ENTRY FORM. SUCH SHARES ARE ALSO SUBJECT TO RESTRICTIONS ON TRANSFER (AS DEFINED IN THE BYE-LAWS OF THE COMPANY) SET FORTH IN THE OPTION AGREEMENTS, EACH DATED AS OF                    , 2002, AMONG THE ST. PAUL COMPANIES, INC., CERTAIN WHOLLY OWNED SUBSIDIARIES THEREOF AND PLATINUM UNDERWRITERS HOLDINGS, LTD. (THE “COMPANY”), WHICH MAY REQUIRE, AMONG OTHER THINGS, THE PRIOR RECEIPT BY THE COMPANY FROM THE TRANSFEROR OR THE TRANSFEREE OF EVIDENCE SATISFACTORY TO IT, WHICH MAY INCLUDE AN OPINION OF U.S. COUNSEL OR UNDERTAKINGS TO BE BOUND BY SUCH AGREEMENTS.  SUCH SHARES ARE ALSO SUBJECT TO RESTRICTIONS IN THE BYE-LAWS OF THE COMPANY, INCLUDING RESTRICTIONS ON TRANSFER AND VOTING INTENDED TO ENSURE THAT NO PERSON BECOMES OR IS DEEMED TO BECOME A 10% SHAREHOLDER OF THE COMPANY (AS EXPLAINED IN SUCH BYE-LAWS).

(D)          that the transferee shall become a party to the Registration Rights Agreement, with the attendant rights and obligations thereunder; provided, further, that any proposed transfer may be disapproved by the Board of Directors of the Company if, in their reasonable judgment, they have reason to believe that such transfer may expose the Company, any subsidiary thereof, any shareholder or any person ceding insurance to the Company or any such subsidiary to adverse tax or regulatory treatment in any jurisdiction.  In connection with or following any transfer of Option Shares in accordance with clause (i) or (iii) of Section 6(c)(ii)(B) (except in the case of a transfer of Option Shares to an “affiliate” of the Company, as such term is defined in the Securities Act, in accordance with clause (i) of Section 6(c)(ii)(B)), and upon the surrender of any certificate or certificates representing such Option Shares to the Company (or such agent), the Company shall cause to be issued in exchange therefor a new certificate or certificates that represent the same Common Shares and do not bear the Legend (or shall permit such shares to be held in book-entry form).  The

Company shall use commercially reasonable efforts to cause each Option Share transferred as contemplated by clause (i) or (iii) of Section 6(c)(ii)(B) to be duly listed on each securities exchange, and to be accepted for quotation in each interdealer quotation system, on or in which any Common Shares are listed or quoted at the time of such transfer (provided that the approval for such listing or quotation has been obtained by the Company), in each case so that the Option Shares so transferred will be freely transferable on each such exchange and in each such system to the same extent as the Common Shares then listed thereon or quoted therein;  and

(E)           such transferee shall not become a “10% Shareholder” (as defined in Section 6(d) below) immediately after such transfer (assuming for purposes of this determination that the Option Shares were actually owned by the transferee); and

(iii)          such transfer not resulting, directly or indirectly, in a transfer to any Specified Person (as defined below) of more than 9.9% of the Common Shares outstanding at the time of such transfer, or the right to acquire pursuant to the Option more than 9.9% of the Common Shares outstanding at the time of such transfer, except in the following circumstances:  (A) in connection with any tender offer or exchange offer made to all holders of outstanding Common Shares; (B) to any Post-Closing Subsidiary of St. Paul (as defined in the Formation and Separation Agreement) provided that such subsidiary agrees in writing with the Company to the same transfer restrictions as are contained in this Section 6(c); or (C) a transfer by operation of law upon consummation of a merger or consolidation of St. Paul into another Person (as defined in the Formation and Separation Agreement).  For purposes of this Section 6(c)(iii), “Specified Person” means any Person that generates 50% or more of its gross revenue in its most recent fiscal year for which financial statements are available by writing property or casualty insurance or reinsurance.

(d)           In connection with any transfer of all or a portion of the Option pursuant to Section 6(c), the Company shall prepare an option agreement substantially identical to this Agreement (or, in the case of a partial transfer, option agreements) issuable to the transferee (and transferor, in the case of partial transfer) upon surrender to the Company of the existing option agreement upon consummation of the transfer. Upon said consummation, the transferee shall have such rights and obligations with respect to the number of Option Shares covered by the portion of the Option transferred to such transferee as the rights and obligations of St. Paul hereunder.  As used herein, “10% Shareholder” means a person who owns, in aggregate, (i) directly, (ii) with respect to persons who are United States persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934, issued shares of the Company carrying 10% or more of the total combined voting rights attaching to all issued shares.

(e)           Any transferee of all or part of the Option pursuant to Section 6(c) hereof (or any subsequent transferee who holds any portion of the Option as a result of a transfer pursuant to this Section 6(e)) may transfer, in whole but not in part, its portion of the Option to a subsequent transferee; provided that any such transfer shall be subject to the terms and conditions set forth in Section 6(c) and 6(d) hereof.

7.             The issuance of share certificates upon the exercise of the Option shall be without charge to St. Paul. The Company shall pay, and indemnify St. Paul from and against, any issuance, stamp, documentary or other taxes (other than transfer taxes and income taxes), or charges imposed by any governmental body, agency or official by reason of the exercise of the Option or the resulting issuance of Common Shares.

8.             This Agreement may not be amended except in a written instrument signed by the Company and St. Paul.

9.             All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand (with receipt confirmed), or by certified mail, postage prepaid and return receipt requested, or by facsimile addressed as follows (or to such other address as a party may designate by written notice to the others) and shall be deemed given on the date on which such notice is received:

If to St. Paul:

The St. Paul Companies, Inc.

385 Washington Street

St. Paul, MN 55102

Attention: General Counsel

Facsimile: (410) 205-6967

with a copy to:

Donald R. Crawshaw

Sullivan & Cromwell

125 Broad Street

New York, New York 10004

Facsimile: (212) 558-3588

If to the Company:

Platinum Underwriters Holdings, Ltd.

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

Attention: General Counsel

Facsimile: (441) 292-4720

with a copy to:

Linda E. Ransom

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

Facsimile:  (212) 259-6333

10.           This Agreement and the Formation and Separation Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

11.           This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12.           The parties hereby agree that the Fire and Marine Option Agreement shall be of no further force or effect.

13.           This Agreement may not be assigned by any party hereto, except to a party to whom St. Paul transfers the Option or Option Shares in accordance with Section 6, and then only in accordance with that section.

14.           The headings contained in this Agreement are for convenience only and do not affect the meaning or interpretation of this Agreement.

15.           (a)           This Agreement shall be governed by, and construed in accordance with, the law of the State of New York (without regard to principles of conflict of laws).

(b)           The parties hereto shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement, including effect, validity, breach, interpretation, performance, or enforcement (collectively, a “Dispute”) to binding arbitration in New York, New York at the offices of Judicial Arbitration and Mediation Services, Inc. (“JAMS”) before an arbitrator (the “Arbitrator”) in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures and the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq.  The Arbitrator shall be a former judge selected from JAMS’ pool of neutrals.  The parties agree that, except as otherwise provided herein respecting temporary or preliminary injunctive relief, binding arbitration shall be the sole means of resolving any Dispute.  Judgment on any award of the Arbitrators may be entered by any court of competent jurisdiction.

(c)           The costs of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award or to obtain temporary or preliminary injunctive relief as provided in paragraph (d) below, as applicable (including, without limitation, actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision.

(d)           This Section 15 shall not prevent the parties hereto from seeking or obtaining temporary or preliminary injunctive relieve in a court for any breach or threatened breach of any provision hereof pending the hearing before and determination of the Arbitrator.  The parties hereby agree that they shall continue to perform their obligations under this Agreement pending the hearing before and determination of the Arbitrator, it being agreed and understood that the failure to so provide will cause irreparable harm to the other party hereto and that the putative breaching party has assumed all of the commercial risks associated with such breach or threatened breach of any provision hereof by such party.

(e)           The parties agree that the State and Federal courts in The City of New York shall have jurisdiction for purposes of enforcement of their agreement to submit Disputes to arbitration and of any award of the Arbitrator.

15.           Capitalized terms used but not defined in this Agreement have the meanings specified in the Formation and Separation Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by its duly authorized officers and to be dated as of the date first above written.

PLATINUM UNDERWRITERS HOLDINGS, LTD.

By:	/s/ William A. Robbie
	Name:	William A. Robbie
	Title:	Executive Vice President and Chief Financial Officer

THE ST. PAUL COMPANIES, INC.

By:	/s/ Thomas A. Bradley
	Name:	Thomas A. Bradley
	Title:	Executive Vice President and Chief Financial Officer

Acknowledged and agreed as to Section 12
of this Agreement only:

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Thomas A. Bradley
	Name:	Thomas A. Bradley
	Title:	Executive Vice President and Chief Financial Officer